VIA EDGAR

March 25, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (the “Trust”) (File Nos. 811-21114 and 333-89822)

Dear Mr. Rosenberg:

On December 27, 2024, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 319 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 328 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement on Form N-1A (collectively, the “Amendment”). The Amendment included a preliminary prospectus and statement of additional information for ProShares S&P 500 Bitcoin ETF (the “S&P ETF”) and ProShares Nasdaq-100 Bitcoin ETF (the “Nasdaq ETF”)1 (each, a “Fund,” and collectively, the “Funds”).

We received comments from you relating to the Amendment via teleconference on February 19, 2025. For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response to each such comment below. The Trust will file Post-Effective Amendments to the registration statement pursuant to Rule 485(b) under the 1933 Act (the “B Filing”). The B Filing is being made for the purpose of incorporating modifications to the Funds’ prospectus and statement of additional information in response to your comments to the Amendment as described in this letter and to make other minor and conforming changes. Capitalized terms not otherwise defined herein will have the same meaning as in the Amendment.

Prospectus:

1.Comment: Each Fund suggests by its name and principal investment strategies that it will have an investment focus in two distinct types of assets. Pursuant to Rule 35d-1(a)(2) under the 1940 Act, please confirm that each Fund will invest at least 80% of its respective assets in the types of assets included in the respective Fund’s name.

Response: The Trust has revised each Fund’s name to better reflect such Fund’s investment strategy in response to the Staff’s comment. The S&P ETF has been renamed the ProShares Bitcoin- Denominated S&P 500 ETF. The Nasdaq ETF has been renamed the ProShares Bitcoin-Denominated Nasdaq-100 ETF. In addition, the Trust has revised its investment objective to reflect this name change and has revised the principal investment strategy to disclose how each Fund defines its “bitcoin- denominated strategy.” Finally, each Fund has revised its principal investment strategy to state that each Fund will invest at least 80% of its respective assets in the types of assets included in each Fund’s name. These changes are reflected in the investment objective and principal investment strategy as follows:

1The Advisor has determined not to move forward with ProShares Gold Bitcoin ETF at this time. The Trust confirms that it will respond separately to comments related to ProShares Gold Bitcoin ETF prior to any launch of that Fund.

S&P ETF Investment Objective:

ProShares Bitcoin-Denominated S&P 500 ~~Bitcoin~~ ETF (the “Fund”) seeks investment results, before fees and expenses that correspond to a bitcoin-denominated investment in ~~the stocks of~~ the S&P 500 Index. ~~The Fund does not invest directly in bitcoin~~.

S&P ETF Principal Investment Strategy:

Under normal circumstances, the Fund will invest at least 80% of its total assets in instruments that, in combination, provide bitcoin-denominated exposure to the S&P 500 Index. For purposes of this Fund, a bitcoin-denominated strategy means a strategy that uses instruments that provide exposure to bitcoin to convert the Fund’s U.S. dollar exposure to bitcoin.

Nasdaq ETF Investment Objective:

ProShares Bitcoin-Denominated Nasdaq-100 ~~Bitcoin~~ ETF (the “Fund”) seeks investment results, before fees and expenses that correspond to a bitcoin-denominated investment in ~~the stocks of~~ the Nasdaq-100 Index. ~~The Fund does not invest directly in bitcoin~~.

Nasdaq ETF Principal Investment Strategy:

Under normal circumstances, the Fund will invest at least 80% of its total assets in instruments that, in combination, provide bitcoin-denominated exposure to the Nasdaq-100 Index. For purposes of this Fund, a bitcoin-denominated strategy means a strategy that uses instruments that provide exposure to bitcoin to convert the Fund’s U.S. dollar exposure to bitcoin.

2.Comment: Please disclose how each Fund defines “bitcoin-denominated investment” as referenced in each Fund’s investment objective and principal investment strategies.

Response: The Trust has revised the principal investment strategies as noted above in response to Comment 1.

3.Comment: Please supplementally explain the differences between bitcoin-denominated investments and U.S. dollar-denominated investments. Additionally, please explain how such differences may impact the strategies and risks of each Fund.

Response: The returns of a U.S dollar-denominated investment in an underlying index reflect changes in the price of the U.S. dollar. Similarly, the returns of a bitcoin-denominated investment reflect changes in the price of bitcoin. Much like a dollar-denominated investment in an equity index portfolio provides returns that reflect the risks of both the U.S. dollar and the equities, a bitcoin-denominated investment in an equity index portfolio provides returns that reflect the risks of both bitcoin and equities. In this manner, each Fund will be subject to the risks of both bitcoin and its equity portfolio.

4.Comment: With respect to the S&P ETF and Nasdaq ETF, please clarify which stocks in the S&P 500 Index and Nasdaq-100 Index, respectively, will comprise the long position referenced in such Funds’ principal investment strategies. Additionally, please indicate whether the long position component of each Fund’s principal investment strategy is a passive-management strategy. If so, please also disclose whether a replication strategy or representative sampling strategy is used and specify the percentage of investments that will comprise the long position/equity component versus the hedged position in bitcoin.

Response: The Trust has revised each Fund’s principal investment strategy to include the following in response to the Staff’s comments:

S&P ETF:

ProShare Advisors uses a mathematical approach to investing in which it determines the type, quantity and mix of investment positions that it believes, in combination, the Fund should hold to produce returns consistent with the Fund’s investment objective. The Fund seeks to remain fully invested at all times in financial instruments that, in combination, provide bitcoin-denominated exposure to the stocks of the S&P 500 Index, without regard to market conditions, trends or direction. With respect to the Fund’s equity exposure, the Fund may invest in or gain exposure to only a representative sample of the securities in the S&P 500 Index or to securities not contained in the S&P 500 Index or in financial instruments, with the intent of obtaining exposure to the stocks of the S&P 500 Index.

Nasdaq ETF:

ProShare Advisors uses a mathematical approach to investing in which it determines the type, quantity and mix of investment positions that it believes, in combination, the Fund should hold to produce returns consistent with the Fund’s investment objective. The Fund seeks to remain fully invested at all times in financial instruments that, in combination, provide bitcoin-denominated exposure to the stocks of the Nasdaq-100 Index, without regard to market conditions, trends or direction. With respect to the Fund’s equity exposure, the Fund may invest in or gain exposure to only a representative sample of the securities in the Nasdaq-100 Index or to securities not contained in the Nasdaq-100 Index or in financial instruments, with the intent of obtaining exposure to the stocks of the Nasdaq-100 Index.

5.Comment: Please supplementally explain and disclose, as appropriate, the exposure that each Fund expects to have to each asset identified in the respective Fund’s name.

Response: As noted in each Fund’s investment objective, each Fund seeks to provide bitcoin- denominated exposure to an investment in either the S&P 500 Index or the Nasdaq-100 Index, as applicable. Each Fund expects to be fully exposed to the S&P 500 Index or Nasdaq-100 Index, as applicable, and to have all of its U.S. dollar exposure converted to bitcoin exposure.

The Trust has revised the principal investment strategies to clarify its exposure as follows:

S&P ETF:

~~The Fund invests in financial instruments that ProShare Advisors believes, in combination, should correspond to the performance of a bitcoin-denominated investment in the stocks of S&P 500 Index.~~ The Fund seeks its investment objective by ~~taking two positions~~: (1) investing ~~a long position in the stocks included~~ in the S&P 500 Index; and (2) ~~a short U.S. dollar/long bitcoin position~~ buying bitcoin futures contracts to convert the Fund’s U.S. dollar exposure to bitcoin exposure.

…

~~The short U.S. dollar/long bitcoin position is implemented through investment in bitcoin futures contracts and designed to currency hedge the U.S. dollar exposure of the S&P 500 stocks position. Reset monthly, the currency hedge is intended to mitigate the impact of changes in the value of the U.S. dollar relative to bitcoin.~~

The bitcoin futures contracts used by the Fund are cash-settled in U.S. dollars. The purchase of a bitcoin futures contract is intended to reflect the exchange of U.S. dollars for bitcoin at a future date.

The combination of these investments is designed to result in investment returns that correspond to the returns of an investment in the S&P 500 Index denominated in bitcoin.

Nasdaq ETF:

~~The Fund invests in financial instruments that ProShare Advisors believes, in combination, should correspond to the performance of a bitcoin-denominated investment in the stocks of Nasdaq-100 Index.~~ The Fund seeks its investment objective by ~~taking two positions~~: (1) investing ~~a long position in the stocks included~~ in the Nasdaq-100 Index; and (2) ~~a short U.S. dollar/long bitcoin position~~ buying bitcoin futures contracts to convert the Fund’s U.S. dollar exposure to bitcoin exposure.

…

~~The short U.S. dollar/long bitcoin position is implemented through investment in bitcoin futures contracts and designed to currency hedge the U.S. dollar exposure of the Nasdaq- 100 stocks position. Reset monthly, the currency hedge is intended to mitigate the impact of changes in the value of the U.S. dollar relative to bitcoin.~~

The bitcoin futures contracts used by the Fund are cash-settled in U.S. dollars. The purchase of a bitcoin futures contract is intended to reflect the exchange of U.S. dollars for bitcoin at a future date.

The combination of these investments is designed to result in investment returns that correspond to the returns of an investment in the Nasdaq-100 Index denominated in bitcoin.

6.Comment: Please supplementally explain how the S&P ETF’s hedging strategy results in a bitcoin- denominated investment in the S&P. Based on the disclosure, the Fund appears to seek an investment strategy with two components, one focused on equities and the other focused on a bitcoin hedge.

Response: The Fund seeks its investment objective by: (1) investing in the S&P 500 Index (valued in U.S. dollars); and (2) buying bitcoin futures contracts to convert the Fund’s U.S. dollar exposure to bitcoin exposure. The combination of these investments is designed to result in investment returns that correspond to the returns of an investment in the S&P 500 Index denominated in bitcoin.

The Trust has revised each Fund’s principal investment strategy to clarify this mechanism as requested in response to Comment 5.

7.Comment: In the third paragraph of the principal investment strategies of the S&P ETF, please explain the strategy of tracking the U.S. dollar versus bitcoin and how it operates. Please also explain how various scenarios would affect the value of the Fund, how the values of bitcoin and the U.S. dollar fluctuate, and state that there is no guarantee that the Fund’s strategy will be successful in hedging against the value of the U.S. dollar.

Response: As noted above in response to comment 5, the Trust has revised each Fund’s principal investment strategy as requested to better explain how each Fund seeks to achieve its investment objective. In addition, the Fund has revised the “Hedging Risk” as requested in response to this comment and Comments 8 and 13 as follows:

S&P ETF:

Bitcoin-Denominated Investment~~Hedging~~ Risk — ~~The Fund seeks to enter into a U.S. dollar/bitcoin currency hedge to provide bitcoin-denominated returns. The Fund’s position in bitcoin futures are not intended to mitigate risk or other factors influencing the price of the Fund’s equity investments.~~ The Fund seeks to convert its U.S. dollar exposure to bitcoin exposure using bitcoin futures contracts. There is no guarantee that the ~~short positions~~ Fund’s bitcoin futures contracts will effectively convert the Fund’s U.S. dollar exposure ~~in~~to bitcoin exposure.

When the price of bitcoin falls, ~~an unhedged~~a U.S. dollar-denominated investment in the stocks of the S&P 500 Index should outperform the Fund. When the value of stocks of the S&P 500 Index falls, a bitcoin-denominated investment in the stocks of the S&P 500 Index will underperform an investment of the same size in bitcoin. The performance of the Fund could be particularly poor if the value of the stocks in the S&P 500 Index deteriorates at the same time that the price of bitcoin falls. Furthermore, when the price of bitcoin remains unchanged, an investment in the Fund should be expected to underperform a long-only investment in the stocks of the S&P 500 Index due to the ongoing costs associated with the Fund’s exposure to bitcoin futures or other factors.

There is no guarantee the Fund will have positive returns, even in environments of sharply rising bitcoin prices.

Nasdaq ETF:

Bitcoin-Denominated Investment~~Hedging~~ Risk — ~~The Fund seeks to enter into a U.S. dollar/bitcoin currency hedge to provide bitcoin-denominated returns. The Fund’s position in bitcoin futures are not intended to mitigate risk or other factors influencing the price of the Fund’s equity investments.~~ The Fund seeks to convert its U.S. dollar exposure to bitcoin exposure using bitcoin futures contracts. There is no guarantee that the ~~short positions~~ Fund’s bitcoin futures contracts will effectively convert the Fund’s U.S. dollar exposure ~~in~~to bitcoin exposure.

When the price of bitcoin falls, ~~an unhedged~~a U.S. dollar-denominated investment in the stocks of the Nasdaq-100 Index should outperform the Fund. When the value of stocks of the Nasdaq-100 Index falls, a bitcoin-denominated investment in the stocks of the Nasdaq- 100 Index will underperform an investment of the same size in bitcoin. The performance of the Fund could be particularly poor if the value of the stocks in the Nasdaq-100 Index deteriorates at the same time that the price of bitcoin falls. Furthermore, when the price of bitcoin remains unchanged, an investment in the Fund should be expected to underperform a long-only investment in the stocks of the Nasdaq-100 Index due to the ongoing costs associated with the Fund’s exposure to bitcoin futures or other factors.

There is no guarantee the Fund will have positive returns, even in environments of sharply rising bitcoin prices.

8.Comment: Please supplementally explain and disclose, as appropriate, whether the Funds intend to provide 100% exposure to both assets in the fund name. Additionally, please supplementally explain the basis for suggesting that the Funds are using a currency hedge. Specifically, please supplementally explain how the use of bitcoin, given its volatility, is considered a hedge against the U.S. dollar.

Response: As noted above in response to comment 6, the Trust has revised each Fund’s principal investment strategy as requested to better explain how each Fund seeks to achieve its investment objective. The Fund seeks its investment objective by: (1) investing in the S&P 500 Index, in the case of the S&P ETF, or the Nasdaq-100 Index, in the case of the Nasdaq ETF; and (2) buying bitcoin futures to convert the Fund’s U.S. dollar exposure to bitcoin exposure.

The purchase of BTC/USD futures contracts provides a risk transfer or risk conversion mechanism that exchanges U.S. dollar exposure and risk for bitcoin exposure and risk. While such transactions are commonly referred to as currency hedges, to avoid potential confusion, the Trust has revised the disclosure to remove references to currency hedging.

9.Comment: With respect to each Fund’s wholly-owned Cayman subsidiary:

(a)Please confirm on a supplemental basis whether each wholly-owned subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States and such subsidiary and its respective Board of Directors will agree to inspection by the Commission’s Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

(b)Please confirm on a supplemental basis whether each wholly-owned subsidiary’s management fee and related other expenses will be included in the applicable Fund’s management fees and other expenses disclosed in the fee table.

(c)Please disclose that each Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities other than entities wholly-owned by such Fund.

Response:

(a)The Trust so confirms.

(b)The Trust so confirms.

(c)The Trust has revised the Statement of Additional Information as requested to include the following:

Each Fund does not intend to create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets, except for the entity that is wholly-owned by such Fund.

10.Comment: Please elaborate on the types of swap agreements each Fund intends to use in its investment strategy. The strategies described suggest the use of equities and futures contracts, however the disclosure does not describe how swaps will be employed to effectuate the Funds’ investment strategies.

Response: The Trust has revised the principal investment strategies as requested to include the following:

S&P ETF:

The Fund may enter into swap agreements that provide exposure to the S&P 500 Index.

Nasdaq ETF:

The Fund may enter into swap agreements that provide exposure to the Nasdaq-100 Index.

11.Comment: Please include a discussion of sector risk in each Fund’s principal risk discussion, including disclosure relating to the information technology sector and the risks associated therewith.

Response: The Trust has revised the principal risks as follows:

S&P ETF:

Concentration Risk — The Fund has a significant portion of its value exposed to the S&P 500 and bitcoin. The S&P 500 Index may have a significant portion of its value in issuers in an industry or group of industries and the Fund allocates its investments to approximately the same extent as the index. As a result, the Fund may be subject to greater market fluctuations than a fund that is more broadly invested across industries and asset classes. As of December 31, 2024, the S&P 500 Index had a significant portion of its value in issuers in the information technology industry group.

Information Technology Industry Risk — Companies in this industry may experience: intense competition, obsolescence of existing technology, and changing economic conditions and government regulation.

Nasdaq ETF:

Concentration Risk — The Fund has a significant portion of its value exposed tothe Nasdaq-100 Index and bitcoin. In addition, the Nasdaq-100 Index may have a significant portion of its value in issuers in an industry or group of industries and the Fund allocates its investments to approximately the same extent as the index. As a result, the Fund may be subject to greater market fluctuations than a fund that is more broadly invested across industries and asset classes. As of December 31, 2024, the Nasdaq-100 Index had a significant portion of its value in issuers in the communication services and information technology industry groups.

Communication Services Industry Risk — Companies in this industry may experience: product obsolescence; increased research and development costs and capital requirements to formulate new products and services; and regulation by the Federal Communications Commission and various state regulatory authorities.

Information Technology Industry Risk — Companies in this industry may experience: intense competition, obsolescence of existing technology, and changing economic conditions and government regulation.

12.Comment: Please include a discussion of stock market risks in the S&P ETF’s and Nasdaq ETF’s principal risk discussions, including disclosure regarding the risks that: (i) the applicable stock market may decline overall, (ii) stock prices move in cycles, and (iii) each Fund’s strategy tracks a subset of a stock market, which could cause such Fund to underperform the applicable overall stock market.

Response: The Trust has revised the principal risks for each Fund as requested by adding the following risks:

Equity and Market Risk — Equity markets are volatile, and the value of equity securities and other instruments correlated with equity markets may fluctuate dramatically from day to day. Equity markets are subject to corporate, political, regulatory, market and economic developments, as well as developments that impact specific economic sectors, industries or segments of the market.

In addition, the Trust has revised the principal risks for each fund by adding the following risk in response to this comment and Comment 15.

S&P ETF:

S&P 500 Index Performance Risk — The S&P 500 Index may underperform other asset classes and may underperform other similar indices. The S&P 500 Index is maintained by a third party provider unaffiliated with the Fund or ProShare Advisors. There can be no guarantee that the methodology underlying the S&P 500 Index or the daily calculation of the index will be free from error.

Nasdaq ETF:

Nasdaq-100 Index Performance Risk — The Nasdaq-100 Index may underperform other asset classes and may underperform other similar indices. The Nasdaq-100 Index is maintained by a third party provider unaffiliated with the Fund or ProShare Advisors. There can be no guarantee that the methodology underlying the Nasdaq-100 Index or the daily calculation of the index will be free from error.

13.Comment: With respect to “Hedging Risk,” please consider disclosing the impact of decreases in the price of bitcoin when the S&P 500 Index’s return is positive.

Response: The Trust has revised the risk disclosure as requested as noted in response to Comment 7.

14.Comment: With respect to “Borrowing Risk,” please supplementally explain whether borrowing will constitute a principal investment strategy of each Fund.

Response: The Trust confirms that borrowing is expected to constitute a principal investment strategy of the Funds and notes that engaging in reverse repurchase agreements is included in each Fund’s principal investment strategy.

15.Comment: With respect to “Active Management Risk,” please clarify that each Fund’s applicable “long position” component of its principal investment strategy is passively-managed.

Response: The Trust has revised the Active Management Risk in response to this comment as follows:

Active Management Risk — The conversion of the Fund’s U.S. dollar exposure to bitcoin exposure ~~The Fund~~ is actively managed and its impact on Fund performance reflects the investment decisions that ProShare Advisors makes for the Fund. ProShare Advisors’ judgments about the Fund’s investments may ~~prove to be incorrect~~ negatively impact Fund performance. If the investments selected and strategies employed by the Fund fail to produce the intended results, the Fund could underperform ~~or have negative returns~~ as compared to other funds with a similar investment objective and/or strategies.

In addition the Trust has revised each Fund’s principal risks as noted in response to Comment 12 to clarify the risks associated with each Fund’s equity exposure.

16. Comment: Please supplementally identify the broad-based index intended to be used by each Fund.

Response: The Advisor expects to utilize the S&P 500 Index as the S&P ETF’s broad-based securities market index and the Nasdaq Composite Index for the Nasdaq ETF’s broad-based securities market index.

*	*	*	*	*

We hope that these responses adequately address your comments. If you or any other Commission Staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400.

Very truly yours,

/s/ Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel